[InnSuites Hospitality Trust Letterhead]

August 14, 2008

By EDGAR and Fax

Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: InnSuites Hospitality Trust
Form 10-K for fiscal year ended January 31, 2008
Filed May 15, 2008
Form 10-Q for the period ended April 30, 2008
Filed June 16, 2008
File No. 1-07062

Dear Mr. Woody:

This letter is in response to your letter dated August 1, 2008 addressed to Anthony B. Waters, Chief Financial Officer of InnSuites Hospitality Trust (the “Trust”).

Your letter indicated that the Securities and Exchange Commission staff has reviewed the above-referenced filings and requests further information in order to better understand the Trust’s disclosure.  In addition, you indicated that the staff’s comments should be addressed by submitting a detailed response letter on EDGAR within 10 business days. Further, your letter indicated that where the Trust’s management felt appropriate, an explanation should be made as to why a comment is considered to be inapplicable.

The Trust believes that the filings that are the subject of your letter were in material compliance with federal securities laws at the time of their filing, but nonetheless agrees that disclosure practices are subject to continuous refinement.

The numbers of the items shown below in this response letter correspond to the similarly-numbered staff comments in your August 1 letter.

Form 10-K for the fiscal year ended January 31, 2008

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 22

1.
We note that you reclassified your hotel properties as held for sale at the beginning of the third quarter of fiscal year 2008. Please tell us how you complied with the recognition requirements of a long-lived asset to be sold as outlined in paragraph 30 of SFAS 144, specifically addressing whether sale of the properties is probable.

The Trust’s management followed the recognition requirements in paragraph 30 of SFAS 144 when we reclassified our hotel properties as held for sale on August 1, 2007. On July 12, 2007, our Board of Trustees authorized us to list and/or present for sale all five of the Trust’s hotels, as discussed in the 1st paragraph on page 12 of the Form 10-K under “Hotel Properties Held for Sale.” We believe that the remaining criteria outlined in paragraph 30 of SFAS No. 144 for classification as held for sale were not met until August 1, 2007.  The hotel properties were available and remain available for immediate sale. Management listed the properties with brokers and marketed the hotels through the normal marketing channels. Management believed the sale of the hotel properties was likely to occur within one year due to the favorable economic conditions of the hotel industry during the preceding two years and the high level of interest we have received in purchasing our hotel properties. The Trust’s management is actively marketing our properties at  sales prices we believe are reasonable based on opinions from our brokers who specialize in the sale of hotel properties. It is highly unlikely that significant changes to the Trust’s plans to sell the hotels will be made or that the plan will be withdrawn. The sale of our properties is part of our long-term plan to move our business focus toward providing hotel services rather than an ownership focus. The hotel services that we will provide are management and staffing, trademark licensing, reservation and advertising. We discussed these long-term plans in detail on page 12 of the Form 10-K.

Notes to Consolidated Financial Statements;

2. Summary of Significant Accounting Policies

Property, Plant and Equipment, Hotel Properties and Hotel Properties Held for Sale, page 27

2.
We note management’s use of third party property appraisals in determining the fair value of long-lived assets. Please tell us the nature and extent of the third parties’ involvement in management’s decision making process with respect to determining fair value of long-lived assets.

In the decision making process to determine fair value of long-lived assets and to test an asset for impairment, third party property appraisals are used as one of the indicators (benchmarks) to determine the necessity for testing for an impairment. Other indicators include a drop in the performance of a long-lived asset, a decline in the hospitality industry and a decline in the economy.  Third party property appraisals are useful because they consider historical occupancy and average rate levels in determining fair value. We obtain copies of third party property appraisals from our mortgage lenders.

3. Property, Plant, and Equipment, Hotel Properties Held for Sale, page 33

3.
We note that the results of operations for the properties held for sale were not reported as discontinued operations for the periods presented, as management believes the Trust has the ability to significantly influence the operating and financial policies of these properties. We further note that you have no assurance you will be able to successfully retain future management and/or licensing fee services on these held for sale properties once they have been sold. Please tell us how this factored into your determination that you will continue to significantly influence the operating and financial policies of these properties. Refer to paragraph 42 SFAS 144.

The properties have not been reported as discontinued operations in the Trust’s financial statements.  Based on the criteria of EITF Abstract Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations,” the Trust concluded it was not necessary to report hotels “held for sale” or “disposed of” when the Trust maintains significant continuing involvement.  Based on its previous experience in selling hotels, the Trust expects to provide management and/or trademark services to the hotels after they are sold. The Trust reasonably expects to obtain management or trademark licensing agreements because a buyer entering into an agreement with the Trust 1) can avoid the expense of replacing literature and signage, which can cost as much as $200,000, 2) has access to the Trust’s reservation services for booking reservations online or by telephone, which are significant market channels, 3) has immediate advertising services including web sites and printed media, 4) has available an experienced management service providing all staffing, and 5) has the goodwill that the Trust has gained over many years of operations that would be lost if a buyer changed the name of the purchased hotel property. The Trust’s management believes that it is highly likely, as in the past, that buyers of the type of hotels we have for sale will be small hotel chains or individual buyers who would not immediately replace all the services the Trust offers upon purchase of a property. The Trust’s management believes a management and/or a trademark service agreement provides the Trust with the ability to significantly influence the operating and financial policies of the hotel.

Form 10-Q for the period ended April 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations (FFO), page 10

4.
Please tell us why you believe the presentation of FFO to be important to an investor, considering that such disclosure was not included in your annual report on Form 10-K for the fiscal year ended January 31, 2008 and that such adjustments for the current period are diminished as your hotel properties are currently classified as held for sale.

We agree that the adjustments for the calculation of FFO are diminished due to the small adjustment for depreciation. However, we continue to believe the FFO disclosure is important to investors due to the comparative nature of the disclosure showing an improvement in FFO of $243,000. The Trust has included FFO in its 10-Q filings since October 2006, but has not included FFO in our 10-K filings. We will continue to evaluate and consider the importance to our investors of the presentation of FFO on a quarterly basis.

The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (602) 944-1500 x207 if you have any questions.

Very truly yours,

/s/Anthony B. Waters
Anthony B. Waters

cc:	James Wirth, InnSuites Hospitality Trust
Catherine L. Miller, Thompson Hine LLP
Mark Weber, Moss Adams LLP